

13030674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Kansas City Brokerage, Inc.

(No. and Street)

6320 Lamar Avenue Overland Park, KS 66202

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Marchesi 913 384-4994

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale C.P.A.'s, P.C.

(Name – *if individual, state last, first, middle name*)

6310 Lamar Avenue Suite 110 Overland Park, KS 66202

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Timothy J. Marchesi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kansas City Brokerage, Inc., as of 12/31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY JEWETT
Notary Public
State of Kansas
My Appt. Expires 2/12/2014

Timothy J Marchesi
Signature

PRESIDENT
Title

Em Jewett
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANSAS CITY BROKERAGE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

H&H

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

Member of the American Institute of Certified Public Accountants

KANSAS CITY BROKERAGE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012



David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

Independent Accountants' Report

Board of Directors
Kansas City Brokerage, Inc.
Overland Park, Kansas

We have audited the accompanying statement of financial condition of Kansas City Brokerage, Inc. (a 79% owned subsidiary of DeMarche Associates, Inc.) as of December 31, 2012, and the related statements of operations, retained deficit and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Brokerage, Inc. as of December 31, 2012, and the results its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale

Higdon & Hale, C.P.A.'s, P.C.
Overland Park, Kansas
February 25, 2013



HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROLREQUIRED BY SEC RULE 17a-5

To the Board of Directors
Kansas City Brokerage, Inc.
Overland Park, Kansas

In planning and performing our audit of the financial statements of Kansas City Brokerage, Inc. (the Company) for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation

of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Higdon & Hale
Certified Public Accountants
February 25, 2013

Kansas City Brokerage, Inc.
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	163,507
Certificates of Deposit		136,950
Consulting contract receivables		33,333
Other Receivables		---
Interest Receivable		114
Total assets	$	333,904
Liabilities		
Services due to customers	$	19,538
Third-party payer funds		96,715
Due to Parent		42,996
Total liabilities		159,249
Stockholders' Equity		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding	$	10
Additional paid-in capital		277,724
Retained deficit		(103,079)
Total stockholders' equity		174,655
Total liabilities and stockholders' equity	$	333,904

See notes to financial statements

Kansas City Brokerage, Inc.
Statement of Operations
Year Ended December 31, 2012

Revenues		
Brokerage income, net of clearing broker commissions	$	15,790
Other income		5,367
		21,157
Expenses		
Purchased services		12,846
Other expenses		14,968
Total expenses		27,814
Net Income	$	(6,657)

See notes to financial statements

Kansas City Brokerage, Inc.
Statement of Retained Deficit
Year Ended December 31, 2012

Balance (Deficit), January 1, 2012	$	(96,422)
Net Income		(6,657)
Balance (Deficit), December 31, 2012	$	(103,079)

See notes to financial statements

Kansas City Brokerage, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

Operating Activities		
Net Income	$	(6,657)
Changes in		
Consulting contract receivables		(13,793)
Due to parent		38,796
Third-party payer funds		5,168
Services due to customers		278
Interest Receivable		25
Net cash provided by operating activities		23,817
Investing Activities		
Purchase of Certificates of Deposit – Interest Rollover		(3,985)
Net cash used in investing activities		(3,985)
Increase in Cash and Cash Equivalents		19,832
Cash and Cash Equivalents, Beginning of Year		143,675
Cash and Cash Equivalents, End of Year	$	163,507

See notes to financial statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, a 79% owned subsidiary of DeMarche Associates, Inc. (DeMarche), an employee benefit plan consultant, provides brokerage services on behalf of clients of its parent through a clearing agent. The Company does not hold funds or securities for clients.

Employee benefit plan clients purchase DeMarche consulting services from the Company and pay for these services in cash or with brokerage commissions generated from investment transactions directed through the Company's clearing agent. The Company purchases the consulting services provided to its clients from its parent.

The Company also offers a Third-Party Payer program wherein the Company collects and accumulates brokerage commissions from trades directed by the client through the Company's clearing agent and in return makes credits available to the client for the payment of various plan expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company and its parent company file separate income tax returns. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Note 1: Nature of Operations and Summary of Significant Accounting Policies - Continued

Brokerage Income Recognition

Brokerage income and related clearing brokers' commissions are recognized on a trade date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Certificates of Deposit

Certificates of deposit are carried at historical cost, which approximates fair value. Certificates of deposit mature through 2013.

Note 2: Related Party Transactions

Facilities and Services Agreement

The Company has a facilities and services agreement with its parent in which office space, personnel, equipment, supplies, accounting and legal and other services are provided to the Company. The Company's agreement provides that the Company pay $5,000 per month for the period from January 1, 2008 to December 31, 2008. This agreement was amended June 1st, 2008 and there is no longer a service fee being charged.

Note 3: Income Taxes

No provision or benefit for income taxes is recorded in the accompanying statement of operations as the Company has a net loss for both financial reporting and income tax purposes.

Note 3: Income Taxes – Continued

The tax effects of temporary differences related to defer taxes are as follows:

Deferred tax assets		
Services due to customers	$	3,908
Net operating loss carryforwards		67,167
Net deferred tax asset before valuation allowance		71,075
Valuation allowance		
Beginning balance		70,209
Increase during the period		866
Ending balance		71,075
Net deferred tax asset	$	-0-

The Company has unused operating loss carryforwards of approximately $336,000, which will expire between 2020 and 2027.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2012 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2012.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .7927 to 1 as of December 31, 2012. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $137,213 as of December 31, 2012, which exceeded the required net capital by $120,088.

Kansas City Brokerage, Inc.
Notes to Financial Statements
December 31, 2012

Note 5: Cash

As of December 31, 2012, the Company's deposits were fully insured by FDIC insurance coverage.

Note 6: Subsequent Events

Subsequent events were reviewed up until February 25, 2013 which was the day the financial statements were available for issue.

Supplementary Schedule

Kansas City Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2012

Aggregate Indebtedness	$ 159,249
Stockholders' Equity	$ 174,655
Less Nonallowable Assets	
Consulting contract receivables	(33,333)
Less haircuts on certificates of deposit account	(4,109)
Excess Net capital	137,213
Less net capital requirements – greater of $5,000 or 1/15 of Aggregate indebtedness	(10,617)
Net capital in excess of requirement	$ 120,088
Ratio of Aggregate Indebtedness to Net Capital	1.326 to 1

Note: The Company is in compliance with the exemption provision from Rule 15c3-3.

Note: There was no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company.